BrainLeap Technologies, Inc.

Where you look and where you are planning to look is where you are placing your attention. BrainLeap leverages this connection to train attention skills in children using video games they control with only their eyes.



Invest

$99 minimum investment

DEADLINE: August 9, 2022

in 2 months

SHARE PRICE

$1.32

TOTAL RAISED

$0

VALUATION

$5,027,137

4(a)(6) offering provided by Netcapital Funding Portal Inc.

INTRODUCTION

Eight-year-old Jack liked to read the encyclopedia and share what he learned, so he clearly understood the words. Yet, he struggled to read longer passages due to weak attention skills. . . even short stories were a struggle. After training with the Attention Arcade for three months, Jack read the entire Harry Potter series over the summer – more than 4,000 pages.

Attention skills are critical to being an efficient reader. And now there is a fun way to train attention skills!

Founded by two leading neuroscientists in the areas of eye movements and attention, along with an experienced entrepreneur, BrainLeap is focused on changing the way that attention issues are addressed in schools and homes. **Our mission is to empower one million children per year to train foundational attention skills through fun and engaging video games.**

BrainLeap's attention training games were initially **developed and tested at UC San Diego** before launching the company. The games demonstrated measurable improvements in attention during the initial study and later in an independent study at the University of Florida – Gainesville.

Our vision is a world where attention training is the norm for improving attention control, where every child has the opportunity to train attention skills and build the confidence that comes from working to improve their capacity to learn and engage with the world around them.

SUCCESS TO DATE

- Awarded SBIR Phase 1 & 2 grant from the National Science Foundation **(over $1 million for R&D)**
- Partnerships established with complimentary companies outside the US: Lexplore (UK), Kaiyon (South Korea)
- Commercialized product with a scalable (Firebase) backend
- Selected for the Ubisoft Entrepreneurs Lab
- Accepted into the USC EdTech Accelerator
- $30k in sales generated to date
- 19 pilot schools (10 paying)

> **"My son has always had trouble looking me in the eye when I wanted to have a serious conversation with him. Last week, when I told him to look in my eyes, he said, 'Just like in the arcade.' He can do it easily now."**
>
> *- Paul G.*
> *Parent*

PROBLEM

With a rise in ADHD, increased use of social media, and two years of remote/hybrid learning, attention challenges are at an all-time high. Even worse, schools lack the tools to cost-effectively help students train foundational attention skills.

Attention is more than just paying attention in the classroom. It is a foundational skill for learning. According to Digital Promise's Learner Variability Project, attention plays an important role in:

- Social and emotional learning
- Cognition
- Literacy

Just as literacy is a foundational skill for learning, attention is foundational to literacy. Without strong attention skills, children can struggle with reading. As you can see in the image below, the reader on the left struggles to move his eyes efficiently over the page like the reader on the right. Even when children can decode and understand the words, weak attention skills keep them from moving their eyes and attention efficiently across the page.


Struggling Reader
Ella has a best friend. Her name is Sarah. They play almost every day. They go to the same school. Ella has a cat. They like to play with Ella's cat. It has stripes and looks like a little tiger.
Efficient Reader
Ella has a best friend. Her name is Sarah. They play almost every day. They go to the same school. Ella has a cat. They like to play with Ella's cat. It has stripes and looks like a little tiger.
Fixation Time
Eye Movements

Attention skills are the non-language skills needed for reading. Schools need a way to empower children to strengthen the foundational attention skills that are essential for building literacy and increasing their capacity for learning.

> **"For some of our students, attention issues keep them from being successful in school. The attention Arcade is the first research-based solution we have found that can build those skills."**
>
> *- Susie Fahey*
> *Director, Integrity Charter School*

SOLUTION

The good news is that attention skills can be trained! The Attention Arcade is a suite of specially designed video games, run on a Windows or macOS computer, that students control using only their eyes via an eye tracker — an off-the-shelf sensor that is attached to the bottom of the computer screen.

Controlling the games with only the eyes is important to training attention skills. To put it simply, where you look and where you are planning to look is where you are placing your attention. The games leverage this connection to train attention skills at a foundational level. The Attention Arcade measurably improved attention skills in a pilot study at UC San Diego (Chukoskie, L., Westerfield, M., & Townsend, J. (2017). A Novel Approach to Training Attention and Gaze in ASD: A feasibility and efficacy Pilot Study. *Developmental Neurobiology*.) as well as two follow-on studies at UC San Diego and The University of Florida that are being prepared for publication. These studies were not peer reviewed.


UCSD Research Study
60%
40%
20%
0%
Focus
Inhibitory Control
p< 0.0002
Fast Attention Shifts
p< 0.005


U of Florida - Gainesville Study
60%
40%
20%
0%
Fast Gaze Shifts
Inhibitory Control
Fast Attention Shifts

The suite of games includes 9 different games that each train different aspects of attention and give players variety to keep them engaged. The games are designed for children ages 7-14 and players typically start to see improvements after 8 hours of training (30 minutes per day 3-5 times per week) with the largest benefits coming after 20 hours of training.



Attention skills form the non-language skills needed to be an efficient reader. For students who have the ability to read and decode words, but struggle to maintain attention on the page, attention training can have a dramatic impact on their reading ability.

> **"It helped him a lot with him being able to focus in the classroom. He can look at the teacher and focus more on what she is saying, which keeps him more engaged in learning."**
>
> *- Tyrell Porter*
> *Instructional Aide, Urban Discovery Academy*

BUSINESS MODEL

BrainLeap sells annual software licenses to schools for $2000 per school site as well as the eye tracking hardware ($300 per computer). We believe there is also a longer-term opportunity in direct-to-consumer as eye tracking becomes common in VR headsets.



Example District Sale
$11,000
SCHOOL
SCHOOL
SCHOOL
SCHOOL
School site license: $2000
2 eye trackers: $600
School site license: $2000
3 eye trackers: $900
School site license: $2000
3 eye trackers: $900
School site license: $2000
2 eye trackers: $600

MARKET

Based on National Center for Education Statistics projections, US schools will spend $158 billion on Literacy for students in grades 2-8 with $11.1 billion of that total spent on Literacy Programs. Plus, schools currently have an extra $122 billion to spend on Learning Loss because of the American Rescue Plan.


TOTAL AVAILABLE MARKET
$158 billion spent on Literacy for students in grades 2-8 in the US
SERVICEABLE AVAILABLE MARKET
$11.1 billion spent on Literacy programs for grades 2-8 in the US
SERVICEABLE OBTAINABLE MARKET
$216 million is 2% of the amount spent on Literacy programs for grades 2-8 in the US

PRESS

- CBS News including the Denver affiliate: New gaze-driven game helps train children to stay focused
- Science Magazine: Can science-based video games help kids with autism?
- ADDitude Magazine: BrainLeap Technologies: The Attention Arcade
- Cheddar News: Gaming to improve Focus and Attention

As Seen on

HOW ATTENTION TRAINING IS HELPING CHILDREN


Jack's Improved Reading Skills


Joey is Doing Better in School

TESTIMONIALS

"Students love it so far. Some of them think they have superpowers!"

- Seth Schiering
Lead Education Specialist, Urban Discovery Academy

“The immediate result was definitely better focus on homework tasks. But what I noticed overall was an improved ability in his executive functioning (something he has struggled with): he was able to organize his thoughts and his tasks better and had the ability to multitask without losing his original train of thought.”

- Patty J.
Parent

“This is a great way to help my son increase his attention and focus. In a few weeks, we could see how he was able to stay on task for longer periods of time.”

- Julia F.
Parent

"The students love it!"

- Bruce Cochrane
Director of Special Education, South Bay Union School District

“Both my sons report improved hand-eye coordination, focus, attention and tracking. In particular, they found that their peripheral vision improved which facilitated driving and blind spot detection.”

Sandi H.
Parent

HOW IT WORKS

Our understanding of how eye movement and attention work together allows us to use eye movement to train attention. The Attention Arcade gradually shapes behavior using visual and auditory feedback provided in real-time. The games are designed to improve the speed, accuracy, and control of eye movement and in doing so they improve the speed, accuracy, and control of attention.


The Neuroscience of Attention Training!
FRONTAL CORTEX:
COGNITIVE CONTROL
PARIETAL CORTEX:
SENSORY INTEGRATION AND ACTION SELECTION

TEAM



Jeff Coleman
Co-founder & CEO

Jeff is an experienced marketer and business owner with a deep desire to help people reach their potential with less struggle. He was motivated by the great results from the initial research study to start a company to get this innovation into the world, because the games could help millions of children with attention challenges.



Leanne Chukoskie, Ph.D.
Co-founder & Chief Science Officer

Leanne provides scientific guidance on software development efforts and creates new content for thought leadership. She is an Associate Professor at Northeastern University. Her lab develops sensor-enabled experiences for assessment, intervention, and education, especially for individuals with developmental differences.



Jeanne Townsend, Ph.D.
Co-founder & Scientific Advisor

Jeanne provides scientific guidance to the BrainLeap team and oversees data analysis. She is a Professor in the Department of Neurosciences, UC San Diego where she directs the Research on Autism and Development Lab. Her research focuses on the identification of the brain bases of cognition. She is especially interested in attentional processes.



Joseph Snider, Ph.D.
CTO

Joe is BrainLeap's lead programmer and gets the hardware and software to effectively talk with each other. He keeps abreast of changes in the technology landscape and how BrainLeap can take advantage of them. Joe maintains an appointment at UC San Diego where he likes to use the tools of virtual reality, neural imaging, and psychophysics to study how humans deal with the noisy, ever-changing, and confusing environments we evolved in.



Donna Auguste, Ph.D.
Manager of Customer Engagement

Donna brings 30 years of industry experience and a background in STEM (science, technology, engineering and math) education research to BrainLeap and is an experienced entrepreneur. She is focused on customer engagement to ensure that both school and home customers get the benefits out of using the Attention Arcade.



Michael Gramlich
Software Developer & Test Engineering

Michael has designed and built one of the BrainLeap games and works on improving usability on an ongoing basis – from improving gameplay to the user interface. He is also BrainLeap's primary quality assurance tester.

USE OF PROCEEDS

If the offering's maximum amount of $501,600 is raised:

Use	Value	% of Proceeds
Compensation for managers	$140,000	27.9%
Compensation for staff (non-managers)	$120,000	23.9%
Lead generation service	$60,000	12.0%
Conferences - registration & travel	$35,022	7.0%
3rd-party study	$30,000	6.0%
Podcast management	$24,000	4.8%
Social media outsourcing	$18,000	3.6%
General & administrative	$50,000	10.0%
Intermediary fees	$24,578	4.9%

TERMS

This is an offering of Common Stock, under registration exemption 4(a)(6), in BrainLeap Technologies, Inc.. This offering must raise at least $10,000 by August 9, 2022 at 11:58pm ET. If this offering doesn't reach its *target*, then your money will be refunded. BrainLeap Technologies, Inc. may issue additional securities to raise up to $501,600, the offering's *maximum*.

If the offering is successful at raising the maximum amount, then the company's implied valuation after the offering (sometimes called its *post-money valuation*) will be:

4,188,437 shares
× $1.32 per share

$5,528,737 implied valuation

PITCH DECK

BrainLeap Technologies, Inc. Pitch Deck

FINANCIALS

These financial statements have been reviewed by an independent Certified Public Accountant.

CPA review letter

SEC FILINGS

The Offering Statement is a formal description of the company and this transaction. It's filed with the SEC to comply with the requirements of exemption 4(a)(6) of the Securities Act of 1933.

Latest Offering Statement

UNDERSTAND THE RISKS

Be sure to understand the risks of this type of investment. No regulatory body (not the SEC, not any state regulator) has passed upon the merits of or given its approval to the securities, the terms of the offering, or the accuracy or completeness of any offering materials or information posted herein. That's typical for Regulation CF offerings like this one.

Neither Netcapital nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

MORE INFO

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UPDATES

Jun 9, 2022 • Primary offering of 380,000 shares at $1.32

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